EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income Before Income Taxes	$238,226	$202,021	$282,865	$195,613	$166,801
Fixed Charges (as below)	110,735	118,365	151,874	178,067	225,573
Total Earnings	$348,961	$320,386	$434,739	$373,680	$392,374

FIXED CHARGES
Interest Expense	$99,135	$106,301	$129,106	$165,405	$209,733
Credit for Allowance for Borrowed Funds Used During Construction	8,100	8,764	17,668	6,962	9,040
Estimated Interest Element in Lease Rentals	3,500	3,300	5,100	5,700	6,800
Total Fixed Charges	$110,735	$118,365	$151,874	$178,067	$225,573

Ratio of Earnings to Fixed Charges	3.15	2.70	2.86	2.09	1.73